SECI 08026201 SSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 25 2008
Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48507

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Correll Co. Investment Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9655 S. 78th AVE.
(No. and Street)

Hickory Hills (City) Il. (State) 60457 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E Franklin Correll Jr. 708-599-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burke, Montague & Associates L.L.C.
(Name – *if individual, state last, first, middle name*)

253 W. Broadway (Address) Bradley (City) Il. (State) 60915 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 29 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, E Franklin Correll Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Correll Co. Investment Services Corp., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Debra J. Lucente
Notary Public, State of Illinois
My Commission Exp. 08/06/2008

Signature

Vice president

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition.~~ **Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors Report On Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORRELL CO INVESTMENT SERVICES CORP

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

CORRELL CO INVESTMENT SERVICES CORP

TABLE OF CONTENTS

DECEMBER 31, 2007

Burke, Montague & Associates L.L.C.

Certified Public Accountants, Advisors & Auditors

INDEPENDENT AUDITORS' REPORT

Members
Charles R. Burke, CPA
Jodi K. Bruer-Gill, CPA
Raymond J. Raymond, CPA
Kathleen C. Wilson, CPA

Consultant
Robert J. Montague, CPA

Board of Directors
Correll Co Investment Services Corp
Hickory Hills, IL

We have audited the accompanying statement of financial condition of Correll Co Investment Services Corp as of December 31, 2007 and the related statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of Correll Co Investment Services Corp. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Correll Co Investment Services Corp as of December 31, 2006, were audited by other auditors whose report dated February 23, 2007, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Correll Co Investment Services Corp as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information on pages 9-10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Burke Montague & Associates LLC

Burke Montague & Associates, L.L.C.
Bradley, IL
February 4, 2008

253 West Broadway, Bradley, Illinois 60915 Phone 815.933.5641 Fax 815.939.0016
33 North Main, Manteno, Illinois 60950 Phone 815.468.8802 Fax 815.468.8805

CORRELL CO INVESTMENT SERVICES CORP
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
CASH AND EQUIVALENTS	$ 250,929.08	$ 400,563.07
ACCOUNTS RECEIVABLE, NET	244,740.98	25,405.11
Total Current Assets	$ 495,670.06	$ 425,968.18
PROPERTY AND EQUIPMENT		
PROPERTY AND EQUIPMENT	$ 41,844.33	$ 41,844.33
LESS: ACCUMULATED DEPRECIATION	(41,844.33)	(41,844.33)
Net Property and Equipment	$ 0.00	$ 0.00
OTHER ASSETS		
INVESTMENTS	$ 247,450.00	$ 153,950.00
PREPAID EXPENSE	12,388.81	12,304.00
Total Other Assets	$ 259,838.81	$ 166,254.00
TOTAL ASSETS	$ 755,508.87	$ 592,222.18
LIABILITIES & STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	$ 13,278.06	$ 44,777.57
INCOME TAXES PAYABLE	11,012.00	2,330.00
DEFERRED TAXES	13,500.00	13,500.00
Total Current Liabilities	$ 37,790.06	$ 60,607.57
STOCKHOLDERS' EQUITY		
COMMON STOCK, NO PAR VALUE, 1,000 SHARES AUTHORIZED, 100 SHARES ISSUED and OUTSTANDING	$ 5,000.00	$ 5,000.00
PAID IN CAPITAL	9,937.00	9,937.00
RETAINED EARNINGS	559,781.81	467,177.61
ACCUMULATED OTHER COMPREHENSIVE INCOME	143,000.00	49,500.00
Total Stockholders' Equity	$ 717,718.81	$ 531,614.61
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 755,508.87	$ 592,222.18

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

CORRELL CO INVESTMENT SERVICES CORP
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
COMMISSIONS AND FEES	$ 967,381.59	$ 864,386.57
INTEREST INCOME	17,757.63	14,789.31
OTHER INCOME	52,143.80	17,382.01
TOTAL REVENUES	$ 1,037,283.02	$ 896,557.89
COST OF REVENUE		
COMMISSIONS AND CLEARING FEES	$ 439,374.41	$ 407,505.70
GROSS MARGIN	$ 597,908.61	$ 489,052.19
OPERATING EXPENSES		
COMPENSATION AND RELATED EXPENSES	$ 323,879.97	$ 267,083.89
COMMUNICATIONS AND DATA PROCESSING	66,501.17	79,309.95
OCCUPANCY EXPENSE	24,000.00	24,000.00
OTHER EXPENSES	62,213.27	59,281.82
TOTAL OPERATING EXPENSES	$ 476,594.41	$ 429,675.66
INCOME FROM OPERATIONS BEFORE INCOME TAXES	$ 121,314.20	$ 59,376.53
PROVISION FOR CURRENT INCOME TAXES	28,710.00	17,407.00
NET INCOME	$ 92,604.20	$ 41,969.53
OTHER COMPREHENSIVE INCOME		
UNREALIZED GAINS ON MARKETABLE SECURITIES:		
UNREALIZED HOLDING GAINS ARISING DURING THE YEAR	$ 93,500.00	$ 5,995.00
DEFERRED INCOME TAX EFFECT	0.00	(1,000.00)
OTHER COMPREHENSIVE INCOME	$ 93,500.00	$ 4,995.00
COMPREHENSIVE INCOME	$ 186,104.20	$ 46,964.53

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

CORRELL CO INVESTMENT SERVICES CORP
STATEMENTS OF CHANGE IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME
BALANCES- BEGINNING OF YEAR	$ 5,000.00	$ 9,937.00	$ 467,177.61	$ 49,500.00
COMPREHENSIVE INCOME	0.00	0.00	92,604.20	93,500.00
BALANCES- END OF YEAR	$ 5,000.00	$ 9,937.00	$ 559,781.81	$ 143,000.00

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

CORRELL CO INVESTMENT SERVICES CORP
STATEMENTS OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash Flows From Operating Activities:		
Net Income (Loss)	$ 92,604.20	$ 41,969.53
Adjustments to reflect cash flow:		
Accounts Receivable	(219,335.87)	1,578.00
Accounts Payable	(22,902.32)	16,224.00
Prepaid Expenditures	0.00	10,408.00
Net Cash Provided by Operations	$ (149,633.99)	$ 70,179.53
Cash Flows From Investing Activities:		
Purchase of Marketable Securities	0.00	(24,000.00)
Net Cash Used by Investing Activities	$ 0.00	$ (24,000.00)
Net Increase/Decrease in Cash	$ (149,633.99)	$ 46,179.53
Cash - Beginning of Year	400,563.07	354,383.54
Cash - End of Year	$ 250,929.08	$ 400,563.07
Supplemental Disclosures:		
Cash Used for Interest Expense	$ 0.00	$ 0.00
Income Taxes Paid	$ 28,710.00	$ 17,407.00

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

NOTE 1-NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Significant Accounting Policies

The summary of significant accounting policies of CORRELL CO INVESTMENT SERVICES CORP is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Method of Accounting

The accounting records are kept on the accrual basis of accounting for reporting purposes. Securities transactions and related commissions and expenses are recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Prepaid Assets

Payments made to vendors for services that will benefit periods beyond December 31, 2007 are recorded as prepaid items.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Receivables

The Company uses the direct write-off method of recognizing uncollectible receivables. As of December 31, 2007, there were no accounts receivable for which the ultimate collection was in doubt.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets (generally 5 to 7 years).

NOTE 2-RELATED PARTY TRANSACTIONS

An affiliated entity provides office space, insurance coverage and various administrative and operating services to the Company for which it was paid $126,000.

NOTE 3-MARKETABLE SECURITIES

Marketable securities consist of equity securities classified as available-for-sale. The marketable securities are stated at fair value, with net unrealized holding gains reported as other comprehensive income.

Marketable securities at December 31, 2007 are summarized as follows:

	COST	GROSS UNREALIZED GAINS	FAIR VALUE
EQUITY SECURITIES	$ 92,600.00	$ 154,850.00	$ 247,450.00

NOTE 4-NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At December 31, 2007, the Company had net capital of $429,780 which was $424,780 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.057 to 1.00.

NOTE 5-CONTINGENCY

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

CORRELL CO INVESTMENT SERVICES CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 6-FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transaction. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 7-CONCENTRATIONS OF CREDIT RISK

Financial statements that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits, the clearing deposit and commissions receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

The Company's clearing deposit and commission receivable are maintained by a clearing organization. The Company manages this risk by monitoring the performance of the clearing organization.

NOTE 8-COMPENSATED ABSENCES

The Company does not accrue for compensated absences because the amount cannot be reasonably determined.

NOTE 9-RECLASSIFICATION

Where statement format classification changes have been made, the 2006 amounts have been reclassified to comply with the 2007 classifications.

NOTE 10-FIXED ASSETS

Fixed assets are comprised of the following:

	Beg Bal	Added	Deleted	End Bal
Office Equipment	9,168.40	0.00	0.00	9,168.40
Computer Hardware	15,325.24	0.00	0.00	15,325.24
Computer Software	4,343.19	0.00	0.00	4,343.19
Printer/Typewriter/Calculator	13,007.50	0.00	0.00	13,007.50
Less Accumulated Depreciation	(41,844.33)	0.00	0.00	(41,844.33)
TOTAL FIXED ASSETS	0.00	0.00	0.00	0.00

CORRELL CO INVESTMENT SERVICES CORP
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Total Stockholders' Equity	$	717,718.81
Deductions: Non-allowable Assets: Prepaid Expenses and Other Receivables		(249,351.73)
Net Capital Before Haircuts on Securities Positions	$	468,367.08
Haircuts on Securities		(40,575.00)
Net Capital	$	427,792.08
Net Capital Requirements		5,000.00
Excess Net Capital	$	422,792.08
Total Aggregate Indebtedness	$	24,290.06
Ratio of Aggregate Indebtedness to Net Capital		0.057

Note: There are no material differences between the above computations and the Company's corresponding unaudited focus - Part II filing.

CORRELL CO INVESTMENT SERVICES CORP
EXEMPTIVE PROVISIONS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (K)(2)(B) of that rule.

Burke, Montague & Associates L.L.C.
Certified Public Accountants, Advisors & Auditors

Members
Charles R. Burke, CPA
Jodi K. Bruer-Gill, CPA
Raymond J. Raymond, CPA
Kathleen C. Wilson, CPA

Consultant
Robert L. Montague, CPA

Board of Directors
Correll Co Investment Services Corp
Hickory Hills, IL

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of Correll Co Investment Services Corp for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

253 West Broadway, Bradley, Illinois 60915 Phone 815.933.5641 Fax 815.939.0016
33 North Main, Manteno, Illinois 60950 Phone 815.468.8802 Fax 815.468.8805

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate on December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burke Montague & Associates LLC

Burke Montague & Associates, L.L.C.
Bradley, IL
February 4, 2008

END